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                                                                     Exhibit 8.1



                      [LETTERHEAD OF RSM McGLADREY, INC.]



January 2, 2001


Board of Directors                       Board of Directors
Sierra Bancorp                           Bank of the Sierra
86 N. Main Street                        86 N. Main Street
Porterville, CA 93257                    Porterville, CA 93257


re:   Tax Opinion Concerning Reorganization under Internal Revenue Code
      368(a)(2)(E)


You have requested our opinion as to certain Federal Income Tax consequences of the merger (Merger) of Sierra Merger Corporation (Sierra Merger) a newly formed wholly owned subsidiary of Sierra Bancorp with and into The Bank of the Sierra
(BOTS). Sierra Merger was formed exclusively to engage in this transaction. The shareholders of BOTS will receive stock of Sierra Bancorp (SB) in exchange for their stock of BOTS. In connection with your request, you have provided us with the Plan of Reorganization and Agreement of Merger dated as of December 14, 2000 (Agreement), by and among SB, Sierra Merger and BOTS. We have also received and relied upon the following representations made by and on behalf of SB, Sierra Merger, and BOTS:

   o To the extent not inconsistent with the representations, the "Merger" will be consummated in accordance with the Plan of Reorganization and Agreement of Merger, by and among SB, BOTS and Sierra Merger.

   o The fair market value of SB stock to be received by BOTS' shareholders in the "Merger" will, in each instance, be approximately equal to the fair market value of BOTS stock surrendered in exchange therefore.

   o In the "Merger", shares of BOTS representing at least 90% of the outstanding stock of BOTS will be exchanged solely for voting stock of SB. Shares of BOTS stock held by BOTS shareholders and otherwise sold, redeemed or disposed of prior or subsequent to the "Merger" will be considered as outstanding stock of BOTS in making this representation.

   o BOTS has no plan intention or obligation, including pursuant to outstanding options to acquire its stock, to issue stock that would cause SB's ownership to be less than control as defined in 368(c) of the Code. For this purpose control means the ownership of stock possessing at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of all other classes of stock of the corporation

   o Other than the proposed Taft National Bank merger, SB has no plan or intention to liquidate or merge BOTS after the "Merger".

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   o Neither SB nor any party "related", as defined in the Internal Revenue Code of 1986 for purposes of Treasury Regulation 1.368-1(e)(3), to SB has a plan, binding commitment or intention to redeem or otherwise reacquire any of the SB stock issued in the "Merger".

   o Following the "Merger", BOTS will retain substantially all (defined to be at least 70% of the gross assets and 90% of the net assets) of the assets of BOTS and Sierra Merger and continue the historic business of BOTS.

   o Sierra Merger was formed solely for purpose of effectuating the "Merger" and has no other purpose.

   o 100% of the stock of Sierra Merger will be owned by SB prior to the "Merger".

   o Sierra Merger will have no liabilities to be assumed by BOTS and will transfer no assets to BOTS in the "Merger".

   o The merger expenses are expenses of BOTS and will be borne by BOTS. Shareholders' cost, if any, will be paid by the shareholders.

   o There is and will be no intercorporate indebtedness between or among BOTS, SB and Sierra Merger that was or will be issued, acquired or settled at a discount.

   o BOTS, SB and Sierra Merger are not investment companies as defined in 368(a)(2)(F)(iii) and (iv) of the Code.

   o Neither BOTS or nor SB are under the jurisdiction of a court in a Title 11 or similar case within the meaning of 368(a)(3)(A) of the Code.

   o None of the compensation to be received by any shareholder- employees of BOTS or SB is separate consideration for, or allocable to, any of their shares of BOTS or SB stock. SB stock received by any shareholder-employee of BOTS or SB is not separate consideration for, or allocable to, any employment agreement or other compensation owed to such shareholder-employee.

   o Prior to the "Merger" SB has not nor will own any stock of BOTS.

   o The reasons for the "Merger" of Sierra Merger into BOTS constitute substantial business purposes of BOTS, SB and Sierra Merger and can be documented and demonstrated clearly.

   o No dividends will be paid by BOTS or SB before the consummation of the "Merger", other than regular periodic dividends, consistent in amount and in effect with prior dividend distributions.

   o BOTS has 400,000 non-qualified stock options outstanding for the purchase of BOTS shares. The exercise price for all the outstanding options is $9 per share. The sample non-qualified stock option agreement provided is identical to all other non-qualified stock option agreements except as to the name of the optionee.

   o BOTS has 373,600 Incentive Stock Options outstanding for the purchase of BOTS shares. The exercise price for all the outstanding options is $9 per share. The sample Incentive Stock Option agreement provided is identical to all other Incentive Stock Option agreements except as to the name of the optionee.

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   o No fractional shares of stock will be issued as a result of the "Merger"
     and no fractional shares will be purchased for cash as a result of the Merger.

   o As a result of the "Merger" no cash will be paid to dissenting shareholders.

   o It is intended that BOTS's outstanding Incentive Stock Options will be assumed by SB and that subsequent to the "Merger" upon exercise of the Incentive Stock Options the optionee will receive SB stock. With this assumption by SB the terms of the outstanding stock options will not change except that the number of shares subject to an option issued or assumed may be adjusted to compensate for any change in the aggregate spread between the option price and the fair market value of the stock subject to the option immediately after the substitution or assumption as compared to the aggregate spread between the option price and the aggregate fair market value of the stock subject to the option immediately before such substitution or assumption which would not be treated as a modification under Treasury Regulation 1.425-1(e)(5).

   o The options granted under the incentive stock option agreement are incentive stock options within the meaning of Section 422 of the code.

   o No individual ISO optionee, when considering stock owned directly or indirectly by a corporation partnership estate or trust or when considering stock held by spouse, brother, sister, ancestor or lineal descendents will own more than 10% of the stock of SB or BOTS.

Assumptions

We have assumed all of the representations contained herein are true and correct. We have relied upon the opinion of Fried, Bird & Crumpacker counsel to SB and BOTS, and upon which such counsel has expressly stated we are entitled to rely, that the Merger qualifies as a merger under applicable state law as more fully described in such opinion.

Opinion

Based on our understanding of the facts, and relying upon the opinion of Fried, Bird & Crumpacker with respect to the qualification of the Merger, the representations made to us and assumptions stated herein, our review of the relevant sections of the Internal Revenue Code of 1986, as amended, (Code) the regulations promulgated thereunder, and cases, rulings and other authorities, it is our opinion that the transaction will be treated as follows for Federal Income Tax purposes:

  1. The Merger of Sierra Merger into BOTS will qualify as a reorganization within the meaning of 368(a)(2)(E) of the Code, and Sierra Merger, SB and BOTS will each be a "party to a reorganization" within the meaning of 368(b) of the Code.

  2. No gain or loss will be recognized by Sierra Merger, SB or BOTS as a result of the Merger under 361(a) and 357(a) of the Code and Rev. Rul. 57-278.

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  3. No gain or loss will be recognized by the shareholders of BOTS upon receipt of SB Common Stock in exchange for their shares of BOTS Common Stock pursuant to the reorganization.

  4. The tax basis of the assets of BOTS retained by BOTS will be the same as the tax basis of such assets immediately before the transaction.

  5. The holding period of BOTS assets will include the holding period of such assets immediately before the transaction.

  6. The SB stock received by BOTS shareholders in exchange for their BOTS stock will have the same basis for Federal Income Tax purposes as the basis of the BOTS stock surrendered in exchange therefore under 358(a)(1) of the Code.

  7. The holding period of SB stock received by the BOTS shareholders in exchange for their BOTS stock will include the holding period for the BOTS shares surrendered in the Merger under 1223(a)(1) of the Code, provided that BOTS shares surrendered were held as capital assets by the BOTS shareholders at the time of the Merger.

  8. No gain or loss will be recognized by SB upon the issuance of its own stock under 361(a) of the Code.

Our opinion is based on the representations made to us and the assumptions stated herein. If any of the facts, representations or assumptions are determined to be incorrect, our opinion may be adversely affected. We express no opinion as to the accuracy of the facts, representations and assumptions stated herein. We express no opinion regarding Federal, state, local, foreign or other tax matters not contained in items 1. through 8. above.

Our opinion is based upon existing law, Treasury Regulations and on administrative and judicial interpretations of the law and regulations. Administrative positions of the Internal Revenue Service contained in Revenue Rulings and Revenue Procedures as well as judicial decisions are subject to change either prospectively or retroactively. We undertake no obligation to update this opinion for changes in facts or law occurring subsequent to the date of this opinion. This opinion is effective as of closing effective time as provided in Agreement. This opinion is not binding on the Internal Revenue Service or the courts.

We consent to the inclusion of this opinion as an exhibit to the Registration Statement on Form S-4 filed by Sierra Bancorp with the Securities and Exchange Commission for the purpose of registering securities under the Securities Act of 1933, as amended.

                                                         /s/ RSM McGladrey, Inc.

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